INVEST IN **RASA**

Life-Changing Coffee Alternative (Seriously.)


ORIGINAL
RASA
Fill Your Well
Adaptogenic
COFFEE ALTERNATIVE
Calm Energy
NET WT. 8 OZ (226g)
USDA ORGANIC
Superfunctional™
Coffee Alternatives

wearerasa.com Boulder CO

Retail | Main Street | Food | Eating and Drinking | Sustainability

OVERVIEW UPDATES WHAT PEOPLE SAY ASK A QUESTION

Highlights

1. Rasa is the first functional coffee substitute, energizing without caffeine, nourishing rather than depleting.
2. Woman-founded, employee-owned, mission-driven business bootstrapped to $5m run-rate, turning down extensive VC interest.
3. Our customers friggin' love us.
4. Mission-driven: building a benchmark sustainable supply chain, pioneering compostable packaging, and changing lives.
5. 6 permanent blends: Original, Cacao, Dirty, Spicy Rose, Joy, Bold, and Calm. Creamer soon to launch.
6. Premium coffee addressable market is gigantic.

Our Founder



Lopa Van Der Mersch CEO

Co-founder in 2 sustainable energy startups (1 exit), former Senior Advisor @ Richard Branson's Carbon War Room, TEDxBerkeley speaker at 28, martial artist who can straight-kick above her head, and build Rasa while attachment-parenting 2 young boys.

You could say I had my "own personal 2020" in 2015—we're talking "leaving a cult, death in the family, 2 emergency surgeries, a move across the country, & a huge falling out with my family" levels of stress. And then I had a baby. Most moms drink coffee to get through, but my nervous system was fried and coffee only made it worse.

How it All Started



Hi! 👋 I'm Lopa.

An agonizingly stressful year and the birth of my first child led me in search of a way to energize without the jitters, crash, & burnout of coffee. (And it had to be delicious, because duh.)

You could say I had my "own personal 2020" in 2015—we're talking "leaving a cult, death in the family, 2 emergency surgeries, a move across the country, & a huge falling out with my family" levels of stress. And then I had a baby. Most moms drink coffee to get through, but my nervous system was fried and coffee only made it worse.

I tried every coffee alternative I could get my hands on, but nothing hit the spot. I wanted something that was:

Freakin' delicious, and robust enough to scratch the coffee itch. Free of gluten, grains, and "natural" flavors. Both energizing and nourishing. Packed with health benefits. I mean, if you're gonna drink something every day...shouldn't it be AMAZING for you?!



What started with me elbow-deep blending herbs in my kitchen...

...became a $2M business operating out of my garage...

...and now is $5M and scaling (also no longer in my garage).



Bootstrapped. In 3 years. 😱



Hi I'm Ben, Chief Herbalist & one of four herbalists on our team. I've had a long love of adaptogenic herbs! They were my focus in my MSc in Clinical Herbalism, where I deepened my relationship with their unique functions and personalities—think phytochemistry with PhD herbalists 😎.

I've carefully blended science-backed herbal actions, traditional wisdom, & delicious, rich, roasty flavors to bring Rasa magic to your day.



It's my mission to get adaptogens to the people, & Rasa is truly the perfect way...

Ben LeVine
Herb Nerd & Walking Adaptogens Encyclopedia

My "perfect coffee alternative" didn't exist, so I decided to take matters into my own hands and make one.

I partnered with Ben and we crafted a dark, rich, and roasty coffee alternative, loaded with adaptogens.

We tested our new herbal coffee on some coffee-lovers at a Thanksgiving dinner —**they were in love! And so Rasa was born.** What started out with my elbow-deep blending herbs in my kitchen has become a movement that has changed the lives of tens of thousands of people. We'd love for you to join us in this energy revolution!



We took a look at this cup & kept imagining how much better it would be if it was still delicious & energizing...but full of adaptogens instead of caffeine: *no crash, no anxiety, no scattered focus.*

Instead, **we invented the world's first functional coffee alternative. Sustainable energy, grounded moods, relaxed focus.**

We create highly effective products our customers adore, making it easy to replace a coffee with a new ritual that supports Energy Intelligence™.

Turns out we aren't the only ones worried about too much caffeine.



Google Trends 2008-present for:
● Coffee anxiety (up 910%) ● Too much caffeine (up 968%) ● Coffee alternative (up 455%)

Let's Talk **Super**functional™

'sōopər-fuhngk-shuh-nl: going beyond the normal expected purpose; having greater influence, impact, & efficacy than another of its kind; every component part having a considered function & intention.

i.e.: "*I expected this to taste good but didn't realize how much it would change my days…it's not just functional, it's* **super***functional.*"

What Gets Us Up in the Morning

Well, besides the Rasa, that sure helps!
At Rasa, there are three main cylinders in our engine:

1. Adaptogens: We believe adaptogens are Nature's antidote to the stressors of modern life. It's no wonder they're trending—adaptogens are exactly what most of us need! We're committed to sharing these incredible herbs with the world in the most accessible way possible.

2. Energizing from Within: We believe in energizing from within, and to do that we are disrupting one of the world's favorite pastimes by making our relationship to coffee a little less dependent and a little more nourishing. We love coffee, but it can actually be quite draining. With the right additions and substitutions, this time-honored ritual will be majorly upgraded in your life.

3. Sustainability: We operate every aspect of our business in the most sustainable, honest, transparent, conscious, high-integrity way we can. We want to do well by you, our planet, the herbs we use, the workers who harvest them, and each other. That's what it's all about, isn't it?



Here's what happens when every single ingredient has a purpose & function…
…on its own & also in relationship to every other ingredient; a symphony of life-changing potential:

Sustained energy.

Better sleep.   Immune support.   Sunnier moods.   Clearer mind.   Digestive health.

Sustainability: Our Herbs

When it comes to our herbs, we believe in relationships. Relationships with our growers and wildcrafters, with the regions and cultures our plants call home, and most importantly, with the medicines themselves. Because of this, we buy herbs differently than most, resulting in potent, pure, and sustainable product offerings.+

We're committed to staying 100% organic, continuously improving our sustainability and testing, sourcing directly from traditional growing regions, and promoting quality herbal education with the help of our Resident Herb Nerd Ben

LeVine (former sourcing wizard at Celestial Seasonings, pictured here.)



And here's why. Introducing the 12 herbs
of our signature Original blend:

—ADAPTOGENS—					
Ashwagandha *Calm*	**Rhodiola** *Focus*	**Shatavari** *Nourishment*	**Eleuthero** *Energy*	**He Shou Wu** *Beauty*	**Codonopsis** *Revitalizing*

DIGEST & DETOX™ (Our Roasty Base)				FUNCTIONAL MUSHROOMS ADAPTOGEN TOO!	
Roasted Chicory *Digestion*	**Roasted Dandelion** *Detoxification*	**Roasted Burdock** *Lymph & Skin*	**Ceylon Cinnamon** *Circulation*	**Reishi** *Resilience*	**Chaga** *Immune Support*

Adaptogens

Adapto-whats?

Adaptogens are Nature's antidote to stress. These herbs live in harsh conditions around the world, meaning they have not only learned how to be resilient in the face of stress but these badass mofos actually thrive in stressful environments.

To be characterized as an adaptogen, an herb must meet these 3 criteria:

It must be safe in normal therapeutic doses. It must help your body holistically resist a wide variety of stressors. It must have a normalizing effect on overall body function, helping your body to maintain homeostasis (read: balance, baby!)

Why are adaptogens such a big freakin' deal?
Well, for starters...

The difference between stimulants (most commonly caffeine) and adaptogens

Situation	Stimulants	Adaptogens
Stress protective (neuro, hepato, cardio protective)	No	High
Recovery process after exhaustive physical load	Low	High
Energy depletion	Yes	No
Performance in stress	N/A	Increased
Survival in stress	N/A	Increased
Quality of arousal	Poor	Good
Addiction potential	Yes	No
Side effects	Yes	Rare
DNA/proteins synthesis	Decreased	Increased
NPY mediated activation of Hsp70	N/A	Increased

PHYTOMED Adapted from Panossian, A., & Wikman, G. (2010). Effects of Adaptogens on the Central Nervous System and the Molecular Mechanisms Associated with Their Stress-Protective Activity. Pharmaceuticals (Basel, Switzerland), 3(1), 188–224. https://doi.org/10.3390/ph3010188

Energizing from Within with Adaptogens

Adaptogens help you to freak out slower (& less intensely!), and recover faster in response to stress...all while increasing stress resilience overall.

These amazing superherbs work through both your hormonal and nervous systems to help your body cope with stress more effectively. This "multiple-pathway action" is known as "network pharmacology," and is the opposite of pharmaceutical drugs, which are "one drug, one action."

This is why we have a goal to get more adaptogens into more people by adding them to their go-to stress relievers. They help take it one step further, from just stress relief to true nourishment.

So go ahead, take a moment for yourself...have some Rasa and remember, we got you.

Contrast this to many companies throwing some trendy herbs into a bag and calling them adaptogens. 😐

Adaptogen-washing: labeling an ingredient an adaptogen when it... isn't one.

We often see products labeled "adaptogenic" that actually have ZERO adaptogens—which are a clearly scientifically defined class of herbs.

We have four herbalists on staff and we stay up on the adaptogen science for you.

NON-ADAPTOGENS COMMONLY LABELED AS ADAPTOGENS	
• Chaga	• Collagen
• Lion's mane	• Goji berry
• CBD	• Moringa
• Turmeric	• Pearl powder
• Pine pollen	• Matcha

To sum it all up simply: Take Adaptogens Regularly

Transparency = Trust

	Mg worth of adaptogens & mushrooms	Price per serving
	**11,775 mg per serving**	**$1.60/serving**
	2,000 mg per serving	$2/serving
	Not shared*	$2/serving

Many brands 'fairy dust' adaptogens, never sharing the strength and quantity of their extracts

We're not the only ones who think we're a big deal. 🎉

Forbes   OZY   heavy.   *NEW YORK*   DAILY BEAST

yahoo!life   L I V E S T R O N G   THE/THIRTY

Major grocery chains come to *us*, instead of the other way around:



Besides a veritable crapton of hard work,

We've had triple-digit YoY growth because

we've taken 4 major trends and rolled them into one, to take on the behemoth global coffee market.

With your support we are confident we can continue this growth.



*Research And Markets Global Adaptogens Market - Forecasts from 2020 to 2025
**Mordor Intelligence: Functional Mushroom Market - Growth, Trends, COVID-19 impact, and Forecasts (2021 - 2026)
***We're a bootstrapped business and we make sure every $ counts.
****Research and Markets: Functional Beverages Global Market Report 2021: COVID 19 Growth And Change to 2030*

These 4 trends have been buuuusy!

Over the last 10 years there's been massive growth in interest.

Searches for *adaptogens* up 1500%

Searches for the functional mushroom *chaga* up 397%

Searches for *healthy drinks* up 318%

Searches for *coffee alternative* up 437%



A category in desperate need of a refresh.













Roma
POSTUM
teeccino
FRENCH ROAST
ORGANIC
Dandy Blend
Instant Herbal Beverage with Dandelion
Cafix
pero

And there's a lot more that sets our products apart.



Herbal Integrity
Clinical Herbalist-formulated. No "adaptogen-washing." Beyond trend: backed by science & tradition.
Sustainable Supply Chain
48 herbs from 15 countries = hard to copy. Buying direct from farmers = better prices & better ethics.
Price
$.93-$1.60/serving. Similar products are $2+, with less functionality & fewer adaptogens per cup.
World-Class Customer Care
We believe love can exist in business & our customer care brings that love to life.
Radical Transparency
We share behind the scenes in a way that garners brand loyalty, & much more coming soon!
SuperFunctional
2000-10,000 mg adaptogens PER CUP. No ingredient "fairy dusting" here!

Our supply chain is EPIC, especially for a business our size.

We source over 48 botanicals from 15 countries.

OUR PRINCIPLES

1. **Sustainable Ecosystems:** We push ourselves & our industry to protect wild plants & the cultures they come from.
2. **Beyond Organic:** We're fanatical about organic & are building a supply network around Organic, Fair Trade, & soon, Fair Wild.
3. **Direct Trade:** In the long run, building relationships always beats lowest-price buying. We support our supply partners, they support us, & we grow together.
4. **The Potent 4:** 1. Testing. 2. Tasting (*every* batch!). 3. Research. 4. Geoauthenticity (sourcing herbs from their native habitats) work together to ensure herbal integrity & optimal potency.















Impact Driven: Our Current Projects



Jordan's largest date-seed supplier is getting organic certification due to our encouragement & financial support.

Providing support to nascent Canadian rhodiola cultivation. Educating consumers & industry about the untenable sustainability of wild-harvesting.

Spearheading a multi-company, multi-year effort to Fair Wild-certify eleuthero root to **protect wild populations.**

Certified Compostable packaging launching early 2022.

& much more to come as we grow!

And the people, they have spoken:



4.7⭐	"Life changing"	50%
Average review	Our most valued praise	Gross margin after shipping
>100K	>9M	$10M
customers	cups served	cumulative revenue







And, it's an ideal format for a high-value subscription business:



Up 50%

Subscriber share of first orders increase since June 2021

$140	75%
4-month customer value*	4-month subscriber retention rate*

*And these are before the huge improvement in subscriber share of first orders!

Our customers even write us poems 'n' stuff.



★★★★★

My Lifeblood. My Essence. The Wind Beneath My Wings.

My husband looked up at me the morning I gleefully restocked my big ole bag of drinkable patience in the pantry and said, "I'm just glad you found Rasa." And you know what? So am I, babe. So am I. Plus it smells like chocolate chip cookies.

★★★★★

An obsession, not an addiction

I crave Cacao Rasa the way I crave a walk in the woods. It nourishes and revives me, and makes me feel more connected to myself and the universe. Is that even possible?? Mmm, that's what adaptogens do I guess. I don't need to understand it; I just love it. Show Less

Aurora W.

This Is Just To Say

APOLOGIES TO WILLIAM CARLOS WILLIAMS

That my Rasa
arrived
just in time
this morning

when I
had just run out
it's my
favorite lift

Forgive me
it's so delicious
with oat
milk, served cold

Guy H.

★★★★★

You, and your adaptogenic teas,

You, and your adaptogenic teas, which I delight in every day, are my Rasa d' etre,
The way y'all inform and entertain is also a source of delight.

I feel nourished and cared for body, mind and soul.
Thank you for being in my life.❤

Michael Zyon McCalley-Scott

Brilliant stuff. Brilliant soul. I'm in this for good. I'm waiting for my Bold.

(Was that a haiku?) no no it wasn't but it felt like one. It's already poetry for my soul.

1m Like Reply Message

The best way to diligence Rasa is to look at our reviews. Here is a full export of all our reviews (the good, the bad, everything):

Ok, one more slide of reviews, because this is what we live for.







★★★★★

Right on time!

It was 10pm...I yawned and smiled as I padded my way to the kitchen. Time for Rasa Calm. My hands intuitively went to work- rinsing my French press.

Tasha Bush

Wendy I tell you what! I love rasa soooo much that if you PayPal me $1 I'll mail you out a single cup.

Hi, I just wanted to pop in to tell you that I am 34 years old (have



grabbing the Calm, opening the almond milk, finding my mug. But something wasn't right...after one scoop, my beloved Rasa Calm bag...was...empty. My heart raced...mind blanked...quick order more. As I fumbled to pull up the website, my email alerts. Bing bing. I check it..."It's a good day, because your subscription for Rasa is comin' atcha SOON!" A solitary tear rolls down my cheek...I exhale. A new bag of Calm was headed my way...all was right with the world again. Selah. Show Less

Just because I love what this company has created that much. ☕💞🙏

2w Love Reply 1

★★★★★

Who Needs Coffee?

My name is Heather, and I'm a former coffee addict. Now, I love to get down and Dirty at least twice a day. This stuff works better than coffee, and it's nice to my tummy. I love the earthy flavor! I need Rasa in my life these days. So grateful for the subscription option-the price is great, and I just open my mailbox to find my bundle of energetic joy waiting for me. PS-Veronica is the Queen of customer care. Love you, ladies! Show Less

had my very first orgasm during sex a few nights ago, right after finishing my bag of your Spicy Rose Cacao. I don't know if that is the reason but thank you if it was ❤️ you're more than welcome to use this testimonial but please do so anonymously if you do choose.

If you can read all of our reviews and not tear up at least a little bit, we'll send you a free bag of Rasa.

The Opportunity



☕ ☕ ☕

My, what a big TAM you have...😏



☕

$465B

global coffee market*

600M

cups of coffee drank per day

RASA

~$1

per cup

- healthier, more stable energy
- no jitters or crash
- doesn't F with your sleep
- supports healthy moods
- supports healthy digestion (also helps you poo, too)

We'll take 0.1%, please.

🤑 $465M 🤑

(truth be told, we want 1%)



RASA

Similar category disruptors have received massive valuations:









Hu	THE ORIGINAL OATLY!	LAIRD SUPERFOOD	RASA
$330M exit	$13B	$184M	$25M

rumored ~11x revenues	IPO at ~27x revenues	IPO at 10x revenues	VS.	~5x run-rate revenues*
	66% growth in Q1	*35% growth in Q1*		*260% growth in Q1**
	Negative (22%) net margin	*Negative (72%) net margin*		*Negative (XX%) net margin**
				*(not audited)

Everything up to now has been laying the foundation for explosive long-term growth. 💥🚀📈

2021

Channel Expansion

- **Scaling Adspend** with funding.
- **Subscription Optimization:** low-hanging fruit on acquisition, retention, upselling.
- **Customer Care & Retention:** turning high-touch customer care into sales & retention channel.
- **Digital Channel Expansion:** more SKUs to Amazon, influencer marketing, TikTok, PR, major online wholesale clients TBA.
- **Offline Channel Expansion:** build B2B sales team targeting health practitioners & specialty retailers.

Product expansion

- Crème de la Creamer launch! (Permanent)
- Golden Rasa (Long-tail Limited Edition)
- Peppermint Cacao Rasa (Ultra-limited Release)

2022

Channel expansion

- **Rebrand** for greater mass appeal.
- Continue full-fledged crowdfunding
- Expand specialty retail rollout
- **Food Service:** expansion into coffee shops, offices, spas.

Product expansion

- Instant Rasa
- Sweetener
- **Product Innovation**: creamer blends, instant blends, seasonal blends, and more.
- Ultimate French Press crowd funding and launch. We have many opinions about French presses.

2023 & Beyond

Channel expansion:

- **National Grocery Rollout** - we've already been asked by major grocers to sell through them and we will do it once our brand is more established, and using the data we have from our online business.
- **International Rollout** - we have proven traction in various overseas markets.

Product expansion:

- **Format Innovation** - single pour-overs, K-cups...
- **New Concepts** - we have many ideas about where our brand can expand, and we have powerful R&D and supply chain capability.

The kicker: crowdfunding as an integral part of the business model.

Get ready for a bunch of text! Trust us, it's worth it.



This just in!

New crowdfunding rules enable building a CPG business in a new way: with customers both owning & buying from a brand they love, making a virtuous circle of shared benefits between brand & customer. **When the brand wins, the customer wins.** We like this.


Customer Investors
The Rasa Brand

Contrast this to the VC model: extractive short-term gains with potentially destructive consequences...it's the coffee of money.

Community ownership is the kind of capitalism we can get behind. **Our transparent & heartfelt brand + our customer love makes us perfectly suited for this.**

Leading crowdfunding platform WeFunder is working closely with us, modifying their standard processes in hopes we can be a poster child for a new era of crowdfunding.

Our crowdfunding will be richly supported by our customers—potentially beyond our own growth capital needs, & very much to the benefit of early investors.

Fundamentally organizing the business around crowdfunding, crowdsourcing, & radical transparency will be a game-changing move for us. And mark our words, we are charting new territory in consumer products.

People will look back and wonder how it was done any other way.


Who do we think we are?
(To make this happen?)



Our founders.





Lopa Founder & CEO

- Co-founder in 2 sustainable energy startups (1 exit)
- Former Senior Advisor @ Richard Branson's Carbon War Room
- TEDxBerkeley speaker at 28
- Martial artist who can straight-kick above her head
- Built Rasa while attachment-parenting 2 young boys

Ben Co-Founder & Chief Herbalist

- Sourced 10M lbs of botanicals per year as Sr. Buyer for Celestial Seasonings
- Clinical Herbalist (including MSc from Maryland University of Integrative Health)
- Faculty at Colorado School of Clinical Herbalism (classes: adaptogens & international herb trade)
- Literally talks to plants

We are a deeply mission-driven team.



Ben Lovejoy
Brand Director
Former ECD @ Gaia



The Notorious V.I.V.
Editorial Director
Former Fortune 500 writer



Leah Gidwani
Operations Director,
eCommerce Senior Manager at NBCUniversal



Veronica Pedro
Customer Relations Manager,
Former Trainer @ Gillette



Erik Sirnes
Fulfillment & Logistics Manager
Former Director of Supply Chain @ Charlotte's Web



Stephan van der Mersch
Finance & Strategy
Senior Analyst @ Ruane, Cunniff, on board of 9-digit e-comm company

Our team diversity is #goals.

(Particularly for Boulder!)



60% women
50% of leadership



48% LGBTQIA+
38% of leadership



35% BIPOC
25% of leadership

And, we're a woman-owned business.


"Coffee is a finite game—
extractive energy that borrows from tomorrow to fuel today.
Rasa—both as a product & as a business—is an infinite game: Replenishing. Regenerative. Sustainable.
We're so excited for you to come play with us."
- Lopa van der Mersch

